[Bcom3 LOGO]                                                               Memo

                                                     Filed by Bcom3 Group, Inc.
                          pursuant to Rule 425 under the Securities Act of 1933
                                       and deemed filed pursuant to Rule 14a-12
                                         of the Securities Exchange Act of 1934

                                             Subject Company: Bcom3 Group, Inc.

                                                  Commission File No. 333-87600

Additional information

Both Bcom3 and Publicis will be filing relevant documents concerning the transaction with the Securities and Exchange Commission (SEC). To date, Publicis has filed a preliminary proxy statement/prospectus. We urge you to read the final proxy statement/prospectus when it becomes available, as well as any other relevant documents that either party may file with the SEC, because these documents will contain important information. You will be able to obtain these documents free of charge at the SEC's web site, http://www.sec.gov.

In addition, you may obtain documents filed with the SEC by Bcom3 free of charge by directing a request to Bcom3 at 35 West Wacker Drive, Chicago, IL 60601. You may also obtain documents filed with the SEC by Publicis free of charge by directing a request to Publicis at 133, avenue des Champs Elysees, 75008 Paris, France.

Bcom3 and certain of its directors, executive officers, managers, and other employees may be soliciting proxies from Bcom3 shareholders in connection with the Publicis transaction. Information concerning those Bcom3 personnel who may be participating in the proxy solicitation is set forth in Bcom3's Annual Report on Form 10-K for the year ended December 31, 2001, and will also be set forth in the proxy statement/prospectus.

                               * * * * * * * * *

July 30, 2002

To:      All Bcom3 Shareholders

cc:      Maurice Levy

From:    Roger Haupt

Re:      Progress on the Publicis Groupe Transaction

I wanted to give you an update on the progress we are making in bringing the Publicis Groupe transaction to a close. While the dates are still not definitive, I'm pleased to tell you that we are close to issuing the final version of the prospectus to all Bcom3 shareholders.

We are currently resolving an issue that pertains to a variance between French and U.S. law regarding the documentation of French securities. This issue is very technical, but it has to be addressed before the SEC will conclude its review.

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Our goal is to have the prospectus in your hands in August and a vote in
September, but we obviously can't control the response rate of the SEC. Informational meetings for shareholders in many parts of the world will be scheduled during the two or three weeks subsequent to the distribution of the prospectus, and we will announce that schedule as soon as it is finalized.

While so much attention has been focused on successfully completing the mechanics of this transaction, let's not lose sight of the exciting potential that exists in the new Publicis Groupe. I look forward to all we can accomplish with our new partners at Publicis and our long-time partners at Dentsu.


Sincerely,

/s/ Roger